SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             THE FIRST TRUST SPECIAL
                                      SITUATIONS TRUST, SERIES 179

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

E.   Title and Amount of
     Securities Being Registered:     An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities Being Registered:     Indefinite.

G.   Amount of Filing Fee:            $0.00

H.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 179

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The First Trust Special
          of trust                      Situations Trust

6.        Execution and termination     The First Trust Special
          of trust agreement            Situations Trust; Other
                                        Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The First Trust Special
                                        Situations Trust

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The First Trust Special
                                        Situations Trust

11.  Types of securities comprising     The First Trust Special
                                        units Situations Trust

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The First Trust
                                        Special Situations Trust

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The First Trust Special
          by depositor, principal       Situations Trust
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The First Trust Special
                                        Situations Trust; Rights
                                        of Unit Holders

17.       Withdrawal or redemption      The First Trust Special
                                        Situations Trust; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The First Trust Special
                                        Situations Trust;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The First Trust Special
                                        Situations Trust

50.       Trustee's lien                The First Trust Special
                                        Situations Trust

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The First Trust Special
          agreement with respect        Situations Trust; Rights
          to selection or elimination   of Unit Holders
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The First Trust Special
          substitution or elimination   Situations Trust; Rights
          of underlying securities      of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The First Trust Special
                                        Situations Trust

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.




         Preliminary Prospectus Dated November 22, 1996

      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 179

10,000 units                            (A Unit Investment Trust)

     The attached preliminary Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached preliminary Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this Series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



       Dorsey, Wright Sector Trusts, Precious Metals Series 1


The Trust. The First Trust (registered trademark) Special Situations Trust, Series 157 (the "Trust") is a unit investment trust consisting of a portfolio of common stocks issued by companies involved in the exploration for and mining and processing of precious metals which were selected by Dorsey, Wright & Associates using the Relative Strength formula and Point and Figure method of technical analysis. This analysis, as performed by Dorsey, Wright & Associates, is used to select sectors of the economy and individual securities within such sectors which show strong potential for capital appreciation. Dorsey, Wright & Associates and Nike Securities L.P. have teamed up to use their respective areas of expertise to create unit investment trusts which incorporate the analysis of Dorsey, Wright & Associates.







The objective of the Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Common Stocks") issued by companies involved in the exploration for and mining and processing of precious metals and in shares of a closed-end mutual fund which itself invests in common stocks of precious metals companies (the "Closed-End Fund"), which were selected by Dorsey, Wright & Associates using the Relative Strength formula and Point and Figure method of technical analysis. Collectively, the Common Stocks and Closed-End Fund are referred to herein as the "Equity Securities." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved. Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust.



THE TRUST MAY BE CONSIDERED SPECULATIVE AND THEREFORE MAY BE APPROPRIATE ONLY FOR THOSE INVESTORS WHO ARE ABLE AND WILLING TO ASSUME THE INCREASED RISKS OF HIGHER PRICE VOLATILITY ASSOCIATED WITH AN INVESTMENT IN COMMON STOCK OF COMPANIES ENGAGED IN THE EXPLORATION FOR AND/OR MINING AND PROCESSING OF PRECIOUS METALS. THE TRUST SHOULD BE CONSIDERED AS A VEHICLE FOR INVESTING ONLY A PORTION OF AN INVESTOR'S ASSETS AND NOT AS A COMPLETE EQUITY INVESTMENT PROGRAM. SEE "RISK FACTORS."




The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Schedule of Investments."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will, therefore, be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from the Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.

              Sponsor of First Trust (registered trademark)

                             1-800-621-9533



            The date of this Prospectus is November 14, 1996

Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus a deferred sales charge initially equal to $0.34 per Unit. This deferred sales charge will be assessed on a monthly basis over a ten-month period. Commencing on January 31, 1997, and on the last business day of each month thereafter, through October 31, 1997, a deferred sales charge of $.034 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be charged the amount of the previously collected deferred sales charge at the time of purchase and will be subject to the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be $0.34 (which on the Initial Date of Deposit is equivalent to 3.4% of the Public Offering Price), subject to a reduction beginning December 1, 1997. The total maximum sales charge which may be assessed to Unit holders on a per Unit basis is 3.9% of the Public Offering Price (equivalent to a maximum of 4.058% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit will not include deferred payments, but will instead include only a one-time initial sales charge of 3.4% of the Public Offering Price
(equivalent to 3.520% of the net amount invested). The minimum amount which an investor may purchase in the Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least
$50,000. See "How is the Public Offering Price Determined?"


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust, net of expenses of the Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 2,500 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. Units sold or tendered for redemption prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. See "How May Units be Redeemed?"

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"


Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Because the Trust consists of common stocks of companies engaged in the exploration for and mining and processing of precious metals, investors should be aware of risks specific to this sector of the economy. Mining operations and exploration activities are subject to extensive federal, state and local laws and regulations. In addition, prices of precious metals can fluctuate widely and are affected by numerous industry factors.
Volatility in the market price of the Equity Securities in the Trust also changes the value of the Units of the Trust. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                               of the Equity Securities-November 14, 1996


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                                     15,049
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/15,049
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                  $150,486
   Aggregate Offering Price Evaluation of Equity Securities per Unit                                          $ 10.000
   Maximum Sales Charge 3.4% of the Public Offering Price per Unit
      (3.4% of the net amount invested, exclusive of the deferred sales charge) (3)                           $   .340
   Less Deferred Sales Charge per Unit                                                                        $  (.340)
   Public Offering Price per Unit (3)                                                                         $ 10.000
Sponsor's Initial Repurchase Price per Unit                                                                   $  9.660
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less the deferred sales charge) (4)                                             $  9.660

CUSIP Number                               33718T 191
First Settlement Date                      November 19, 1996
Mandatory Termination Date                 December 1, 1998
Discretionary Liquidation Amount           The Trust may be terminated if the value thereof is less than the lower of
                                           $2,000,000 or 20% of the total value of Equity Securities deposited in the
                                           Trust during the primary offering period.
Trustee's Annual Fee                       $.0096 per Unit outstanding.
Evaluator's Annual Fee                     $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                           Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York
                                           Stock Exchange on each day on which it is open.
Supervisory Fee (5)                        Maximum of $.0035 per Unit outstanding annually payable to an affiliate of the
                                           Sponsor.
Estimated Annual Amortization of
    Organizational and Offering Costs (6)  $.0090 per Unit.
Income Distribution Record Date            Fifteenth day of each June and December commencing December 15, 1996.
Income Distribution Date (7)               Last day of each June and December commencing December 31, 1996.

[FN]
______________
(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists solely of a deferred sales charge. The total deferred sales charge amount will equal $0.34 per Unit, which will be assessed over a ten-month period. Thus, Unit holders will pay a deferred sales charge of $.034 per Unit per month commencing January 31, 1997 and on the last business day of each month thereafter through October 31, 1997. Subsequent to the Initial Date of Deposit, the amount of the sales charge as a percentage of the Public Offering Price will vary with changes in the aggregate underlying value of the Equity Securities in the Trust. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be charged the amount of the previously collected deferred sales charge at the time of purchase and will be subject to the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on November 3, 1997, the secondary market sales charge will not include a deferred sales charge, but will instead include only a one-time initial sales charge of 3.4% of the Public Offering Price which will decrease on December 1, 1997 to a minimum sales charge of 2.9% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trust (approximately two years). See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                   0.0%(a)       $ 0.00
Deferred sales charge
   (as a percentage of public offering price)                                                   3.4%(b)         0.34
                                                                                               _______        _______
                                                                                                3.4%          $ 0.34
                                                                                               =======        =======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                  .097%          $.0096
Portfolio supervision, bookkeeping, administrative, amortization
    of organizational and offering costs and evaluation fees                                   .185%           .0183
Other operating expenses                                                                       .054%           .0054
                                                                                               _______        _______
   Total                                                                                       .336%          $.0333
                                                                                               =======        =======


                                                          Example
                                                          _______
                                                                           Cumulative Expenses Paid for Period:
                                                                       1 Year            3 Years           5 Years
                                                                       ______            _______           _______
An investor would pay the following expenses on a $1,000 investment, assuming the Dorsey, Wright Sector Trusts, Precious Metals Series 1
has an estimated operating expense ratio of .336% and a 5% annual
return on the investment throughout the periods                        $ 37              $ 44              $ 52

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. In addition, while the Trust only has a term of approximately two years, investors may be able to reinvest their proceeds into a subsequently offered trust, subject to additional sales charges. In this scenario the actual expenses incurred by an investor would exceed those set forth above.

[FN]
______________

(a) There is no initial sales charge assessed on Trust Units.

(b) The actual fee is $.034 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing January 31, 1997 through October 31, 1997. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 3.4%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the previously collected deferred sales charge payments at the time of purchase and any remaining deferred sales charge payments not yet collected.

         Dorsey, Wright Sector Trusts, Precious Metals Series 1
          The First Trust Special Situations Trust, Series 157

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 157 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar, but each of which is separate and is designated by a different series number (the "Trust"). This Series consists of an underlying separate unit investment trust designated as: Dorsey, Wright Sector Trusts, Precious Metals Series 1. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.


On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of the Equity Securities together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of Equity Securities or contracts to purchase Equity Securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.



The objective of the Trust is to provide for above-average potential capital appreciation through an investment in Equity Securities issued by companies involved in the exploration for and mining and processing of precious metals which were selected by Dorsey, Wright & Associates using the Relative Strength Formula and the Point and Figure method of technical analysis. Point and Figure Charting is a method of technical analysis which adheres to the relationship between supply and demand in the marketplace. It is an objective, logical approach to charting trends in the marketplace, thereby giving you answers to the questions "When should I buy?" and "When should I sell?"



Point and Figure Charting has been used since the early part of this century, and can be an important component to successful investing because it looks for stocks with long-term relative strength. Long-term relative strength means a stock should outperform the market on a relative basis.



Point and Figure Charting allows analysts to track the upward and downward trends of individual stocks over a period of time. Pre-determined symbols (Xs and Os) are plugged into a chart, the results of which indicate when it is a good time to buy or sell a particular stock. In this manner, Point and Figure Charting does not require subjective interpretation of rising or falling prices. Using the Point and Figure Charting method, Dorsey, Wright & Associates has professionally selected a particular sector, precious metals, which it believes show strong potential for giving investors above-average capital appreciation potential.


The Point and Figure of technical analysis benefits from the following attributes:

1.   It uses a long-term view;

2. It ignores the static time factor, confusing volume indications and irrelevant, minor fluctuations; and

3. It enables you to recognize and interpret patterns and trends in the market.


The criteria utilized to select the Dorsey, Wright Sector Trusts, Precious Metals Series 1 involves multiple levels of filters. The first filter that is applied looks at the overall market to determine if it can support higher prices. This is accomplished by analyzing the NYSE Bullish Percent and other indicators like the Percent of Stocks Above Their 10-Week Moving Average and the OTC Bullish Percent. The second filter screens the Relative Strength of the 41 sectors that Dorsey, Wright & Associates follows. A qualifying sector must be viewed as bullish and with the potential for appreciating. If a sector has passed the second filter then the third and fourth filters are applied to the underlying stocks in the identified sector. The third filter reviews the stocks in the specific sector by using Fundamental Analysis. Dorsey, Wright & Associates and Nike Securities Research Department looked at company earnings, dividend reliability, and various ratios in conjunction with reviewing outside research recommendations for each individual stock. Finally, Dorsey, Wright & Associates analyzes the remaining stock list to determine if their technical indicators are positive. This filter includes reviewing the company's Relative Strength, Momentum, Trading Bands and Dorsey, Wright's proprietary Point and Figure Analysis. The resulting group of stocks comprise the portfolio of the Dorsey, Wright Sector Trusts, Precious Metals Series 1. Dorsey, Wright & Associates will be compensated by the Sponsor for providing its investment advice. Investors should note that the term of the Trust is approximately two years and that Equity Securities will only be sold in limited circumstances, even if the above methodology has changed with respect to an individual Equity Security or the market as a whole, or Dorsey, Wright & Associates determines that the precious metals sector or individual Equity Securities contained in the Trust are no longer suitable for investment. See "What are Equity Securities?-Risk Factors." There is no guarantee that the objectives of the Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust, or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities deposited in the Trust set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set forth herein under "Summary of Essential Information."

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trust for which the Sponsor will be reimbursed in amounts set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for this Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. The fee may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. In providing such supervisory services, the portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.

Subsequent to the initial offering period, the Evaluator, an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information." The fee may exceed the actual costs of providing such evaluation services for the Trust, but at no time will the total amount received for evaluation services rendered in any calendar year to all unit investment trusts of which Nike Securities L.P. is the Sponsor exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in the "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and Evaluator's fees are payable from the Income Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed the life of the Trust (approximately two years). The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:


1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust, regardless of whether such income is used to pay a portion of the deferred sales charge.



2. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Equity Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends (other than designated capital gain dividends paid by a Closed-End Fund as discussed below), as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust, is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.


3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer and, in general, will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.


Distributions declared by a Closed-End Fund in October, November, or December that are held by the Trust and paid during the following January will be treated as having been received by Unit holders on December 31 in the year such distributions were declared. Distributions of the Closed-End Fund's net capital gain which the Closed-End Fund properly designates as capital gain dividends will be taxable to a Unit holder as long-term capital gains regardless of how long a person has been a Unit holder of the Trust. If a Unit holder holds his Units for six months or less or if the Trust holds the shares of the Closed-End Fund for six months or less, any loss incurred by a Unit holder related to the disposition of the shares of the Closed-End Fund will be treated as a long-term capital loss to the extent of any long-term capital gains distributions received (or deemed to have been received) with respect to such shares of the Closed-End Fund. For taxpayers other than corporations, net capital gains are subject to a maximum marginal tax rate of 28%.
However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust.



Distributions on the Closed-End Fund which are taxable as ordinary income to the Unit holders will constitute dividends for federal income tax purposes. To the extent dividends received by the Closed-End Fund are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to the pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. However, to the extent dividends received on the Closed-End Fund are attributable to United States corporations (other than real estate investment trusts) and are designated by the Closed-End Fund as being eligible for the dividends received deductions, distributions received by corporate Unit holders with respect to shares of the Closed-End Fund attributable to such dividends may qualify for the 70% dividends received deductions, subject to limitations otherwise applicable to the availability of the deduction.



A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46-day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock
(or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.



It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.


Deferred Sales Charges. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.



Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in an Equity Security plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among his pro rata portion of each of the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.


A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends (other than designated capital gain dividends on a Closed-End Fund) paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.


General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.


If more than 50% of the value of the total assets of the Closed-End Fund consists of stock or securities in a foreign corporation, the Closed-End Fund may elect to pass through to its shareholders the foreign income and similar taxes paid by the Closed-End Fund in order to enable such share-holders to take a credit (or deduction) for foreign income taxes paid by the Closed-End Fund. If such an election is made, Unit holders of the Trust, because they are deemed to own a pro rata portion of the underlying securities of the Closed-End Fund held by the Trust, as described above, must include in their gross income, for Federal income tax purposes, both their portion of dividends received by the Trust from the Closed-End Fund, and also their portion of the amount which the Closed-End Fund deems to be the Trust's portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Closed-End Fund from its foreign investments. Unit holders may then subtract from their Federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to limitations. Unit holders should consult their tax advisers regarding this election and its consequences.



In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporation will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own advisers regarding the imposition of U.S. withholding on distributions from the Trust.



It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because under the grantor trust rules, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes, investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.


Unit holders will be notified annually of the amounts of dividend income and long-term capital gains distributions includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trust Suitable for Retirement Plans?"

The foregoing discussion relates only to United States Federal income taxation of Unit holders; Unit holders may be subject to state and local taxation in other jurisdictions. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units, and foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trust consists of different issues of Equity Securities which are listed on a national securities exchange or the NASDAQ National Market System or traded in the over-the-counter market. See "What are the Equity Securities Selected for Dorsey, Wright Sector Trusts, Precious Metals Series 1?" for a general description of the companies.


Risk Factors. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the precious metals industry in general.



The Trust includes securities which are issued by companies engaged in the exploration for and development of gold and other precious metals properties and mining and processing of gold ore and such other precious metals. Mining operations and exploration activities are subject to extensive federal, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations may increase the costs of planning, designing, drilling, developing, constructing, operating and closing the mines and other facilities of certain companies. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that certain companies would not proceed with the development or operation of a mine and could have a significant adverse effect on certain of the issuers of Equity Securities. Mining and exploration companies must also seek governmental permits for expansion and advanced exploration activities. Obtaining the necessary government permits is a complex and time-consuming process involving numerous federal, state and local agencies. The failure to obtain certain permits could have a material adverse effect on an issuer's business, operations and prospects. Furthermore, the laws and regulations of foreign countries may differ significantly from U.S. laws governing mining operations in the United States.



In addition, the profitability of precious metals companies is significantly affected by changes in the market prices of precious metals. Prices of precious metals can fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major metals-producing regions. Gold, in particular, has been subject to substantial price fluctuations over short periods of time and may be affected by unpredictable international monetary and other governmental policies, such as currency devaluations or revaluations; economic and social conditions within a country; trade imbalances; or trade or currency restrictions between countries. Since much of the world's known gold reserves are located in South Africa, political and social conditions there may influence the price of gold and the share values of precious metals mining companies located elsewhere. Investors should understand the special considerations and risks related to such an investment emphasis, and, accordingly, the potential effect on the value of the Trust.



Although many companies have hedging programs in place to reduce the risk associated with precious metals price volatility, there is no assurance that an issuer's hedging strategies will be successful. Furthermore, exploration for all minerals, as well as gold and other precious metals, is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that any company's exploration efforts will result in the discovery of mineralization or that any mineralization discovered will result in an increase of any company's reserves. In the event that new reserves are not developed, an issuer may not be able to sustain its current level of production which could adversely affect such Equity Securities in the Trust's portfolio.



Because a substantial portion of the operations of companies involved in exploring, mining, processing, or dealing in precious metal are frequently located outside of the United States, and certain of the Equity Securities in the Trust are issued by foreign corporations, an investment in the Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.


An investment in Units of the Trust should be made with an understanding of the problems and risks such an investment may entail. The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If such new or exchanged securities or property are offered, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation. In fact, no Equity Security will be sold prior to termination of the Trust (except to satisfy redemption requests or to pay expenses and in certain other limited circumstances) even if Dorsey, Wright & Associates believes that such Equity Security no longer has the potential for capital appreciation, or issues a "sell" recommendation with respect to such Equity Security or Sector. Moreover, no Equity Security will be sold, and the Sponsor may even continue selling Units of the Trust, even if Dorsey, Wright & Associates' methodology results in advice to liquidate common stock investments generally.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities in the Trust is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

The Sponsor may consider sales of Units of unit investment trusts of which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trust's portfolio transactions. Such broker/dealers have acquired or may acquire the Equity Securities for the Sponsor and thereby benefit from transaction fees. The selected broker/dealer in its general securities business may act as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The selected broker/dealer also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities.

Investors should also note that because Dorsey, Wright & Associates uses the list of Equity Securities which comprises the portfolio in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, Dorsey, Wright & Associates may recommend or effect from time to time the purchase or sale of one or more of the Equity Securities. This may have an effect on the prices of the Equity Securities which is adverse to the interest of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Equity Securities as well as the price received upon redemption of the Units or upon the termination of the Trust.

What are the Equity Securities Selected for Dorsey, Wright Sector
Trusts, Precious Metals Series 1?


ASA, Ltd., headquartered in Jersey City, New Jersey, is a closed-end mutual fund which seeks income and capital appreciation by investing primarily in the securities of South African gold mining companies and other South African mineral mining companies. At all times, the fund must invest at least 50% of its total assets in common shares of gold mining companies in South Africa. The remainder shall be invested in other companies of South Africa or in cash, although 20% of fund assets may be invested in mining-related industries outside of South Africa.



Agnico-Eagle Mines, Ltd., headquartered in Toronto, Ontario, is an established Canadian gold producer with operations located principally in northwestern Quebec and exploration and development activities in Quebec and Ontario.



Alta Gold Company, headquartered in Henderson, Nevada, is a United States based mining company engaged in the exploration, development and production of precious and base metals. The company's mining properties are located in the western United States.



Amax Gold, Inc., headquartered in Englewood, Colorado, produces gold in the United States and Chile, explores for gold primarily in North, Central and South America and Russia, and currently is 51% owned by Cyprus Amax Minerals Company.



Barrick Gold Corporation, headquartered in Toronto, Ontario, has 11 producing mines, of which the major mines are located on the Carlin Trend in Nevada, the El Indio Belt in Chile, and the Abitibi Belt in northern Quebec. Through its extensive program of worldwide exploration and development, the company now has properties at every stage of the mining cycle, from initial assessment to exploration, feasibility, development and production.



Battle Mountain Gold Company, headquartered in Houston, Texas, and its subsidiaries mine and process gold, silver and copper ore in the United States, Bolivia, Chile and Australia. The company also explores and evaluates precious metals properties in Latin America, the South
Pacific, Australia and the United States.



Bema Gold Corporation, headquartered in Vancouver, British Columbia, acquires, explores and develops precious metal properties in the western United States and in Latin America. The company's four principal properties are the Refugio property in Chile, the Champagne Mine-Lava Creek property in Idaho, the Elk City Gold Belt properties in Idaho and the Yarnell property in Arizona.



Cambior, Inc., headquartered in Val d'Or, Quebec, is a major diversified gold producer with operations, development projects and exploration activities in North and South America. Cambior, Inc. shares ("CBJ") are listed on the Toronto, Montreal and American (AMEX) stock exchanges.



Coeur d'Alene Mines Corporation, headquartered in Coeur d'Alene, Idaho, explores for and produces gold and silver in Nevada, Idaho, Alaska and Chile. Flexust Manufacturing plants are operated by the company in California, Indiana and Massachusetts. The company's primary operation is the Rochester Silver-Gold Mine in Northwest Nevada. The company also operates the Kensington gold mine project near Juneau, Alaska.

Echo Bay Mines, Ltd., headquartered in Englewood, Colorado, is a major gold producer with mines in Canada and the United States. The company has expanded its search for new gold reserves and production worldwide.



Getchell Gold Corporation (formerly FirstMiss Gold Inc.), headquartered in Englewood, Colorado, is a Nevada based gold mining and exploration company with operations in north central Nevada.



Glamis Gold, Ltd., headquartered in Vancouver, British Columbia, explores for and produces precious metals. The company owns properties in Imperial, Kern and Calaveras counties, California, from which it extracts gold through open pit and heap leach methods.



Gold Reserve Corporation, headquartered in Spokane, Washington, acquires, explores for and develops mining properties. The company owns shares in several mining companies and is developing a diamond and gold property in Venezuela.



Golden Star Resources, Ltd., headquartered in Denver, Colorado, is a gold and diamond exploration company which holds a 30% equity interest in the Omai gold mine in Guyana, one of the largest gold mines in South America. The company also holds significant gold and diamond exploration interests in South America and Africa.



Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. The company's operations are principally in the United States and Mexico.



Homestake Mining Company, headquartered in San Francisco, California, is an international gold mining company with substantial gold mining operations and exploration in the United States, Canada and Australia.



Kinross Gold Corporation, headquartered in Toronto, Ontario, acquires, develops and operates precious and base metal properties. The company, which emphasizes gold and copper mining, has operations in British Columbia, the western United States and Zimbabwe.



Newmont Gold Company, headquartered in Denver, Colorado, is an approximately 90% owned subsidiary of Newmont Mining Corporation. The company is involved in the exploration, mining and processing of gold ore. The company's properties are located along the Carlin Trend in Nevada.



Newmont Mining Corporation, headquartered in Denver, Colorado, through its subsidiaries, explores for gold in the United States and the Pacific Rim. Newmont Mining Corporation has refining arrangements with domestic and foreign refiners which further refine gold bullion produced at the company's refinery and return the toll gold to the company's account for sale to third parties.



Pegasus Gold, Inc., headquartered in Spokane, Washington, is an international gold mining company. Pegasus Gold, Inc. currently produces about 500,000 ounces of gold annually from its properties in the United States and Australia. The company carries out exploration internationally through offices located in Mendoza, Argentina; Perth, Australia; Rio de Janeiro, Brazil; Santiago, Chile; and Georgetown, Guyana.



Placer Dome, Inc., headquartered in Vancouver, British Columbia, explores for and produces gold, silver, copper and molybdenum. The company has interests in 16 mines, 13 of them gold mines, in Australia, Canada, Chile, Papua New Guinea, the Philippines and the United States.



Royal Gold, Inc., headquartered in Denver, Colorado, is a publicly held corporation engaged in the gold and other precious minerals business through the acquisition, exploration, development and sale of gold properties and the acquisition of royalty interests. The company holds a 20% net profits royalty interest at the South Pipeline Project, Nevada, and has a development property in California, in addition to exploration projects in Nevada, Utah and Europe.



Royal Oak Mines, Inc., headquartered in Kirkland, Washington, explores for and produces gold. The company holds interests in mines located in Ontario, the Northwest Territories and Newfoundland and also holds interests in Mountain Minerals Co. Ltd., Geddes Resources Limited, Asia Minerals Corporation and other explorations throughout Canada and in Nevada.



Santa Fe Pacific Gold Corporation, headquartered in Albuquerque, New Mexico, is one of the largest gold mining companies in North America, with mines in Nevada and California and exploration offices and projects throughout the world.



TVX Gold, Inc., headquartered in Toronto, Ontario, is a Canadian-based growth oriented international mining company with existing production of precious metals from interests in seven producing mines located in North and South America. The company also has major offices in Rio de Janeiro, Brazil and Santiago, Chile.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of the Trust and at the Trust Termination) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

                         PUBLIC OFFERING

How is the Public Offering Price Determined?


The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus a deferred sales charge equal to $0.34 per Unit. The deferred sales charge will be assessed monthly ($0.034 per Unit per month) over a ten-month period commencing on January 31, 1997, and on the last business day of each month thereafter, through October 31, 1997. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be charged the amount of the previously collected deferred sales charge at the time of purchase and will be subject to the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. At the Initial Date of Deposit, the total maximum sales charge assessed to Unit holders on a per Unit basis will be 3.4% of the Public Offering Price (equivalent to 3.4% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The total maximum sales charge which may be assessed to Unit holders on a per Unit basis is 3.9% of the Public Offering Price. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit will not include deferred sales charge payments, but will instead include only a one-time initial sales charge of 3.4% of the Public Offering Price (equivalent to 3.520% of the net amount invested), which will be reduced on December 1, 1997 to a minimum sales charge of 2.9%. The minimum amount which an investor may purchase in the Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans). See "How is the Public Offering Price Determined?"


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding, reduced by the deferred sales charge not yet paid. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a one-time initial sales charge of 3.4% of the Public Offering Price (equivalent to 3.520% of the net amount invested) divided by the number of outstanding Units of the Trust.

The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

Dollar Amount of Transaction                        Discount
at Public Offering Price                            per Unit
_____________________________                       ________
$   50,000 but less than $  150,000                 $0.025
$  150,000 but less than $  500,000                 $0.050
$  500,000 but less than $1,000,000                 $0.075
$1,000,000 or more                                  $0.120

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Investors of previously issued series of the Dorsey Wright Sector Trusts may utilize their redemption or termination proceeds from such Trusts to purchase Units of the Trust subject to a sales charge of $.290 per Unit, deferred as set forth above. Investors may also utilize their redemption or terminationproceeds from this Trust to purchase subsequently issued series of theTrust at a reduced sales charge. Additionally, Units purchased in thename of the spouse of a purchaser or in the name of a child of suchpurchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors

(including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Investors who purchase Units through registered broker-dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive
"wrap fee" charge is imposed may purchase Units in the primary or secondary market, at the Public Offering Price less the concession the Sponsor typically would allow such broker-dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital

Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of $0.21 per Unit, and, for secondary market sales, 2.1% of the Public Offering Price (or 65% of the then current maximum sales charge after December 1, 1997). The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor, in its discretion, may from time to time pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may, from time to time in its advertising and sales materials, compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government, and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trust will receive a gross sales commission equal to $0.34 per Unit, less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments." During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.


In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 3.4% subject to reduction beginning December 1, 1997) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust. Not less than 60 days prior to the Mandatory Termination Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of whole shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except for Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If such new or exchanged securities or property are offered, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is Dorsey, Wright & Associates?

Dorsey, Wright & Associates is an independent, privately-owned registered investment advisory firm headquartered in Richmond, Virginia. Thomas J. Dorsey and Watson H. Wright, the firm's two principals, together have 35 years experience in the equity markets, both having specialized in Point and Figure technical analysis throughout most of their careers.

The discipline of Point and Figure Charting has been around since the turn of the century. Dorsey, Wright & Associates has perfected the technique, establishing itself as one of the country's leading stock analysis firms.

Furthermore, Dorsey, Wright & Associates has developed the same charting method to track the relative strength of sectors and stocks compared to a broad index. Dorsey, Wright & Associates currently charts close to 7,000 optionable stocks and 41 sectors.

Thomas Dorsey has published a book entitled "Point and Figure Charting."

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1995, the total partners' capital of Nike Securities L.P.
was $9,033,760 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other
Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by a broker/dealer, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders

THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 157


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust, Series 157, comprised of Dorsey, Wright Sector Trusts, Precious Metals Series 1, at the opening of business on November 14, 1996. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on November 14, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 157, comprised of Dorsey, Wright Sector Trusts, Precious Metals Series 1, at the opening of business on November 14, 1996 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
November 14, 1996

                                                  Statement of Net Assets


                   Dorsey, Wright Sector Trusts, Precious Metals Series 1
                     The First Trust Special Situations Trust, Series 157
                At the Opening of Business on the Initial Date of Deposit
                                                        November 14, 1996


                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                     $150,486
Organizational and offering costs (3)                                                                           45,000
                                                                                                              ________
                                                                                                               195,486
Less accrued organizational and offering costs (3)                                                             (45,000)
Less liability for deferred sales charge (4)                                                                    (5,117)
                                                                                                              _________
Net assets                                                                                                    $145,369
                                                                                                              =========
Units outstanding                                                                                               15,049

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                         $150,486
Less sales charge (5)                                                                                           (5,117)
                                                                                                              _________
Net assets                                                                                                    $145,369
                                                                                                              =========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trust (approximately two years). The estimated organizational and offering costs are based on 2,500,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.34 per Unit), payable to the Sponsor in ten equal monthly installments beginning on January 31, 1997, and on the last business day of each month thereafter through October 31, 1997. If Units are redeemed prior to October 31, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a deferred sales charge computed at the rate of 3.4% of the Public Offering Price (equivalent to 3.4% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments


                   Dorsey, Wright Sector Trusts, Precious Metals Series 1
                     The First Trust Special Situations Trust, Series 157
                At the Opening of Business on the Initial Date of Deposit
                                                        November 14, 1996


                                                                              Percentage        Market          Cost of
Number                                                                        of Aggregate      Value           Equity
of            Ticker Symbol and                                               Offering          per             Securities
Shares        Name of Issuer of Equity Securities (1)                         Price             Share           to Trust (2)
_______       _______________________________________                         ____________      _______         ____________
   74         ASA         ASA, Ltd. (3)                                        1.99%            $40.500         $  2,997
  200         AEM         Agnico-Eagle Mines, Ltd. (4)                         2.03%             15.250            3,050
  691         ALTA        Alta Gold Company                                    2.04%              4.438            3,067
  490         AU          Amax Gold, Inc.                                      1.95%              6.000            2,940
  531         ABX         Barrick Gold Corporation (4)                        10.01%             28.375           15,067
  896         BMG         Battle Mountain Gold Company                         4.91%              8.250            7,392
  516         BGO         Bema Gold Corporation (4)                            2.02%              5.875            3,032
  190         CBJ         Cambior, Inc. (4)                                    2.01%             15.875            3,016
  186         CDE         Coeur d'Alene Mines Corporation                      1.96%             15.875            2,953
  952         ECO         Echo Bay Mines, Ltd.                                 5.02%              7.938            7,557
   67         GGO         Getchell Gold Corporation                            2.00%             44.875            3,007
  387         GLG         Glamis Gold, Ltd. (4)                                1.99%              7.750            2,999
  240         GLDR        Gold Reserve Corporation                             2.05%             12.875            3,090
  159         GSR         Golden Star Resources, Ltd.                          1.98%             18.750            2,981
1,176         HL          Hecla Mining Company                                 4.89%              6.250            7,350
  923         HM          Homestake Mining Company                            10.12%             16.500           15,230
  369         KGC         Kinross Gold Corporation (4)                         1.99%              8.125            2,998
   59         NGC         Newmont Gold Company                                 1.99%             50.750            2,994
  287         NEM         Newmont Mining Corporation                           9.94%             52.125           14,960
  667         PGU         Pegasus Gold, Inc.                                   5.04%             11.375            7,587
  561         PDG         Placer Dome, Inc. (4)                                9.97%             26.750           15,007
  235         RGLD        Royal Gold, Inc.                                     2.05%             13.125            3,084
  762         RYO         Royal Oak Mines, Inc.                                2.00%              3.938            3,001
  583         GLD         Santa Fe Pacific Gold Corporation                    4.99%             12.875            7,506
  938         TVX         TVX Gold, Inc. (4)                                   5.06%              8.125            7,621
                                                                              ______                            ________
                               Total Investments                                100%                            $150,486
                                                                              ======                            ========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on November 13, 1996. The Trust has a mandatory termination date of December 1, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $150,486. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,766 and $280, respectively.

(3) This Equity Security is a closed-end mutual fund which invests primarily in the securities of South African gold mining companies and other South African mineral mining companies. Investors should note that because closed-end mutual funds charge fees similar to those charged by the Trust, an investor may be subject to duplicative fees on that portion of his or her investment represented by the closed-end mutual fund shares.

(4) This Equity Security is a U.S. dollar denominated stock issued by a Canadian company that trades directly on a United States national securities exchange.

CONTENTS:
Summary of Essential Information                          4
Dorsey, Wright Sector Trusts, Precious Metals Series 1
The First Trust Special Situations Trust, Series 157:
    What is The First Trust Special Situations Trust?     6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       9
    Why are Investments in the Trust Suitable for
        Retirement Plans?                                12
Portfolio:
    What are Equity Securities?                          13
        Risk Factors                                     13
    What are the Equity Securities Selected for
        Dorsey, Wright Sector Trusts, Precious
        Metals Series 1?                                 15
    What are Some Additional Considerations
        for Investors?                                   17
Public Offering:
    How is the Public Offering Price Determined?         18
    How are Units Distributed?                           20
    What are the Sponsor's Profits?                      21
    Will There be a Secondary Market?                    21
Rights of Unit Holders:
    How is Evidence of Ownership
        Issued and Transferred?                          22
    How are Income and Capital Distributed?              22
    What Reports will Unit Holders Receive?              23
    How May Units be Redeemed?                           23
    How May Units be Purchased by the Sponsor?           25
    How May Equity Securities be Removed from the Trust? 25
Information as to Sponsor, Trustee and Evaluator:
    Who is Dorsey, Wright & Associates?                  26
    Who is the Sponsor?                                  26
    Who is the Trustee?                                  26
    Limitations on Liabilities of Sponsor and Trustee    27
    Who is the Evaluator?                                27
Other Information:
    How May the Indenture be Amended or Terminated?      28
    Legal Opinions                                       28
    Experts                                              28
Report of Independent Auditors                           29
Statement of Net Assets                                  30
Notes to Statement of Net Assets                         30
Schedule of Investments                                  31

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

         Dorsey, Wright Sector Trusts, Precious Metals Series 1

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                            November 14, 1996


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

                           MEMORANDUM

      Re:  The First Trust Special Situations Trust, Series 179


     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust Special Situations Trust, Series 157, which is the current fund, and The First Trust Special Situations Trust, Series 179, the filing of which this memorandum accompanies, is the change in the series number. The list of bonds comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 157 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 179 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 22, 1996.

                           THE FIRST TRUST SPECIAL SITUATIONS
                           TRUST, SERIES 179
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By     Robert M. Porcellino
                                   Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                       DATE

Robert D. Van Kampen   Sole Director of
                       Nike Securities         November 22, 1996
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.  Robert M. Porcellino
                                               Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.




                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  179  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporaiton,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).




___________________________________
* To be filed by amendment.

                               S-5